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Exhibit 99.3

Bookham Technology plc
13 January 2004

        Oxfordshire, UK—13 January 2004: Bookham Technology plc announces that on 12 January 2004 it received notification from Aviva plc (formerly CGNU plc) ("Aviva") that, following a sale of 701,000 ordinary shares in the Company on 8 January, its subsidiary Morley Fund Management Limited is now interested in 30,049,741 ordinary shares, representing approximately 13.85% of the current issued share capital of the Company, including a material interest in 19,600,186 shares (9.04%). Aviva has the same interest.

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  Exhibit 99.3